

March 10, 2009

Via Facsimile and U.S. Mail
Mr. Tom McAleavy
Holland & Knight, LLP
200 South Orange Avenue
Suite 2600
Orlando, Florida
32801

> **Re: Consolidated-Tomoka Land Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 2, 2009 and March 10, 2009**
> **File No. 1-11350**

Dear Mr. McAleavy:

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE 14A filed March 2, 2009
PREC14A filed March 10, 2009

General

1.   Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

2.   Please provide a background discussion of the contacts the company has had with Mr. David Winter and affiliated Wintergreen entities during the time period leading up to the current solicitation. For example, although you indicate the Board's responsiveness to some of the Wintergreen parties' director nominees, you have not described for example, how the Board responded to any other suggestions they made. In this regard, we note the series of Schedules 13D/A filings and correspondence between the company and the Wintergreen parties in November and December, 2008. Please describe the specifics of any of the discussions, meetings and/or negotiations between the parties leading up to the current solicitation.

3.   Throughout the proxy, you indicate that the shareholder proposals will only be voted upon "if properly presented at the meeting." Referencing applicable provisions in your charter documents, state law or other authority, please revise to clarify the general requirements that must be met in order for the proposals to be considered as having been "properly presented." In this regard, we note the inclusion in the preliminary proxy filed by the Wintergreen parties, of an additional director nominee and an additional shareholder proposal. Please revise your proxy disclosure to address whether you believe you received adequate notice of such matters and, if so, either revise your proxy card to reflect the additional nominee and additional proposal or provide disclosure of the disenfranchisement of security holders who use your proxy card with respect to the additional director and proposal.

 "What is the purpose of the Annual Meeting…," page 1

4.   We refer you to the preliminary proxy statement filed by the Wintergreen parties on March 9, 2009. As indicated therein, the Wintergreen parties intend on nominating three director nominees who would replace the Class III directors, other than Mr. Allen who are up for election. Please revise your proxy to address the fact that the Wintergreen parties intend to solicit for a total of 3 rather than 2 nominees.

5.   Please disclose here the names of the Wintergreen nominees you have included in your proxy solicitation.

6.   We refer you to proposal 4 of the Wintergreen parties' preliminary proxy. Please update your proxy to disclose the Board's position with respect to the proposal.

7.   It appears that you intend to solicit proxies via mail, telephonically and via the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of

Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

8.   Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

"Who pays for the solicitation of proxies…," page 6

9.   We note that regular employees will be engaged to solicit proxies. Please further supplement your disclosure to provide the information regarding such employees as required by Item 4(b)(2) of Schedule 14A.

Proposal 1: Election of Directors, page 8

10.   Explain in further detail the basis for your assertion that election of the additional Wintergreen nominees would not be "in the Company's best interests or the best interests of all shareholders because …the additional nominees are not as well qualified to serve on [the] Board."

11.   Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe each individual's business experience for the past five years and disclose the dates of experience by month and year. Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.

12.   Please disclose whether you have obtained the consent to be named in your proxy statement from each of your nominees. See Rule 14a-4(d).

Consideration of Director Nominees, page 15

13.   In light of the nominees being presented by the Wintergreen parties, please supplement your disclosure regarding why the Board's Governance Committee chose not to accept the nomination of these candidates when they were first presented.

Proposal 3, page 35

14.   For each of proposals 3 and 4, disclose in further detail the potential effects, both positive and negative, on existing security holders of the company if the current constitutive documents are amended in the manner proposed.

15.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.

Provide us with support for the statements you make with respect to the following statements:

- "th[e] stability and knowledge [of a classified board] enhances the effectiveness of the directors in their oversight and strategy…,";

- "[d]eclassifying the board…could result in a total loss of the accumulated knowledge and experience of directors in a single election cycle…,";

- "declassifying our Board could hurt the recruiting of highly qualified nominees…,";

- "[a] classified board structure provides the Board with valuable leverage to deliver shareholder value in the vent of a potential takeover situation…,"; and,

- [a] classified board structure prevents a rapid takeover and requires a potential buyer to negotiate with a board consisting of a majority of seasoned directors independent of a potential acquiror…"

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

16.   You indicate that independence of directors is achieved and "enhanced" through the classified board structure. Provide further support for this statement. Specifically, provide support for your implied assertion that directors are just as accountable to shareholders if elected once every three years as opposed to annually.

17.   We note the reference to the precatory nature of proposal 3 and to Section
        607.1003 of the Florida Business Corporation Act.   Your disclosure suggests
        that there can be no change to the articles of incorporation unless, in addition to
        receiving the specified level of shareholder support, the Board also provides its
        recommendation for an amendment's adoption. Section 607.1003 of the Florida
        Business Corporation Act, however, appears to contemplate circumstances in
        which, due to conflicts of interest or "other special circumstances", amendments
        could be adopted without Board recommendation provided the Board indicates it
        is not making a recommendation. Please provide further support for your
        interpretation of applicable state law and your position that any proposed charter
        amendment could not be adopted unless also recommended by the Board.

Proposal 4, page 37

18.   We note that if the proposal is approved, it could result in a change in corporate
        policy yet, no reference is made to the fact that the bylaws would seemingly also
        need to be amended to effect the change. Please clarify for us supplementally
        whether the Board would implement a change in the bylaws of the company if the
        proposal was approved and if not, please advise us supplementally of the source
        of authority upon which the Board would rely to approve the change in corporate
        policy.

Appendix A

19.   Please remove the qualifying language regarding the "knowledge" of the
        company regarding the participants. The disclosure appears on pages A-2 through
        A-3.

20.   As may be necessary, please continue to update the information required by Item
        5(b)(iv) of Schedule 14A regarding the amount of equity securities beneficially
        owned by the participants as of the most recent practicable date prior to the filing
        of the definitive proxy statement.

Closing Comments

        As appropriate, please amend your filing and promptly respond to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions